PROSPECTUS SUPPLEMENT	Filed Pursuant to 424(b)(3)

To Prospectus dated May 6, 2025	Registration No. 333-274606

KINDLY MD, INC.

2,059,811 Shares of Common Stock Issuable Upon Exercise of Previously Issued Warrants

and

82,310 Shares of Common Stock

This prospectus supplement updates and supplements the information contained in the prospectus dated May 6, 2025 (as may be supplemented or amended from time to time, the “Prospectus”), which forms part of our registration statement on Form S-1 (File No. 333-274606), as amended, with the information contained in our Current Report on Form 8-K which was filed with the Securities and Exchange Commission on September 4, 2025 (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement.

The Prospectus and this prospectus supplement relate to the issuance by Kindly MD, Inc., a Utah corporation, of up to 2,059,811 shares of common stock underlying the tradeable warrants (the “Tradeable Warrants”), the non-tradeable warrants (the “Non-tradeable Warrants”) and the representative’s warrants (the “Representative’s Warrants” and, together with the Tradeable Warrants and the Non-tradeable Warrants, the “Warrants”) previously issued by us in our initial public offering that closed on June 3, 2024. We are not selling any shares of our common stock in this offering, and, as a result, we will not receive any proceeds from the sale of the common stock covered by this prospectus. All of the net proceeds from the sale of our common stock will go to the holders of the Warrants. Upon exercise of the Warrants, however, we will receive proceeds from the exercise of such Warrants if exercised for cash.

The Prospectus and the prospectus supplement also relate to the resale from time to time by the selling stockholders named in the Prospectus (the “Selling Stockholders”) of 82,310 shares of common stock. We will not receive any proceeds from the sale of shares of common stock by the Selling Stockholders pursuant to the Prospectus.

You should read this prospectus supplement in conjunction with the Prospectus. This prospectus supplement is qualified by reference to the Prospectus except to the extent that the information in this prospectus supplement supersedes the information contained in the Prospectus. This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus. If there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement. Terms used in this prospectus supplement but not defined herein shall have the meanings given to such terms in the Prospectus.

Our common stock is listed on the Nasdaq Capital Market (“Nasdaq”) under the symbol “NAKA.” The last reported sale price of our common stock on Nasdaq on September 4, 2025 was $3.28 per share. Our Tradeable Warrants, previously listed on Nasdaq under the symbol “NAKAW,” have been delisted from Nasdaq and are now quoted on the OTC Pink marketplace under the symbol “NAKAW.”

Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 10 of the Prospectus and in the other documents that are incorporated by reference in the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued under the Prospectus or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is September 4, 2025.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): September 3, 2025

Kindly MD, Inc.

(Exact name of registrant as specified in its charter)

001-42103	84-3829824
(Commission File Number)	(IRS Employer Identification Number)

5097 South 900 East, Suite 100, Salt Lake City, UT	84117
(Address of Principal Executive Offices)	(Zip Code)

(385) 388-8220
(Registrant’s telephone number, including area code)

N/A
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
Common Stock, par value $0.001	NAKA	The Nasdaq Stock Market LLC
Tradeable Warrants to purchase shares of Common Stock, par value $0.001 per share	NAKAW	OTC Pink Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry into a Material Definitive Agreement.

On September 4, 2025, Nakamoto Holdings, Inc., a Delaware corporation (“Nakamoto”) and wholly-owned subsidiary of Kindly MD, Inc. (the “Company”), made a minority investment in Treasury B.V. (“Treasury”), a private limited liability company under the laws of the Netherlands (the “Minority Investment”). In connection with the Minority Investment, Nakamoto entered into a Private Deed of Issuance (the “Private Deed”) by and among Treasury, Stichting Administratiekantoor Treasury, a foundation under the laws of the Netherlands (“Stichting”), and Nakamoto, pursuant to which Treasury agreed to issue to Stichting 1,363,027 (the “Issuance”) ordinary shares of Treasury, par value EUR 0.01 (the “Shares”), in exchange for €12,835,870.08 (approximately $15.0 million). In connection with the Issuance, Stichting issued 1,363,027 depositary receipts, representing each of the Shares, to Nakamoto in exchange for a subscription price of approximately €9.42 (approximately $10.98) per depositary receipt, for an aggregate of €12,835,870.08 (approximately $15.0 million) to be paid directly to Treasury by Nakamoto in USD Coin (USDC).

Following the Minority Investment, Treasury intends to reverse list on Euronext Amsterdam N.V. (the “Reverse Listing”), through a merger with MKB Nedsense N.V. (“ListCo”). As a condition to the Minority Investment, Nakamoto was required to deliver a customary lock-up agreement to Treasury, pursuant to which Nakamoto agreed not to sell, transfer, pledge, assign, lend, grant any option over or otherwise dispose of, directly or indirectly, any securities of ListCo (“ListCo Securities”) received by Nakamoto in exchange for the depositary receipts, for a 90-day period pursuant to a phased release of the ListCo Securities, commencing on the effective date of the Reverse Listing. Further, Treasury will grant Nakamoto observer and consultations rights for Treasury’s Anchor Investment Committee, which Treasury established for the interim period prior to and until the Reverse Listing, composed of key investors who will be responsible for reviewing and approving material steps in the Reverse Listing. Upon consummation of the Reverse Listing, Treasury plans to establish a strategic advisory board and intends to appoint David Bailey, the Company’s Chief Executive Officer and Chairman of the Board, as a member.

In connection with the contemplated Reverse Listing, Treasury entered into (i) a definitive agreement for the purchase of Bitcoin Decentralized B.V., a private company with limited liability under the laws of the Netherlands (“Bitcoin BV”), and (ii) a media services and licensing agreement with BTC Media LLC, a Tennessee limited liability company (“BTC Media,” and (i) and (ii) collectively with the Minority Investment, the “Transaction”). Both agreements were negotiated on an arm's length basis and the Minority Investment was not a condition to either agreement.

The audit committee of the Company’s board of directors approved the Transaction pursuant to the Company’s Related Person Transaction Policy because (i) both Bitcoin BV and BTC Media are affiliates of BTC, Inc., a Delaware corporation (“BTC Inc.”), and (ii) David Bailey, the Company’s Chief Executive Officer and Chairman of the Board is an officer, director and equityholder of BTC Inc.; Tyler Evans, the Company’s Chief Investment Officer, is an officer, director and equityholder of BTC, Inc.; and Andrew Creighton, the Company’s Chief Commercial Officer, is an officer and equityholder of BTC, Inc.

The description of the Private Deed does not purport to be complete and is qualified in its entirety by reference to the full text of the Private Deed, which is filed as Exhibit 10.1 to this Current Report on Form 8-K.

Item 7.01 Regulation FD Disclosure

The Company issued a press release on September 3, 2025 announcing the Minority Investment, a copy of which is attached hereto as Exhibit 99.1.

The information furnished pursuant to this Item 7.01, including Exhibit 99.1, will not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and will not be incorporated by reference into any filing under the Securities Act of 1933, as amended, unless specifically identified therein as being incorporated therein by reference.

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Item 9.01 Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description of Exhibit
10.1	Private Deed, dated as of September 4, 2025, by and among Treasury, Stichting, and Nakamoto.
99.1	Press Release, dated as of September 3, 2025.
104	The cover page from this Current Report on Form 8-K, formatted in Inline XBRL.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunder duly authorized.

KINDLY MD, INC.

Dated: September 4, 2025	By:	/s/ David Bailey
David Bailey
Chief Executive Officer

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Exhibit 10.1

PRIVATE DEED OF ISSUANCE OF DEPOSITARY RECEIPTS STICHTING ADMINISTRATIEKANTOOR TREASURY – CONTRIBUTION IN KIND (USD Coin)

This private deed is dated 04 September 2025 and signed by:

(1)	Treasury B.V., a private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) under the laws of the Netherlands, with seat in Amsterdam, the Netherlands, address at Keizersgracht 489 A 3, 1017 DM Amsterdam, the Netherlands, and Trade Register number 97987425 (the "Company");

(2)	Stichting Administratiekantoor Treasury, a foundation (stichting) under the laws of the Netherlands, with seat in the municipality of Amsterdam, the Netherlands, address at Keizersgracht 489 A 3, 1017 DM Amsterdam, the Netherlands, and Trade Register number 98023659 (the "Foundation"); and

(3)	Nakamoto Holding Inc., an entity under the laws of the laws of Delaware, having its registered address at 6339 Charlotte Pike Unit #B321 Nashville, TN 37209, the United States of America, and with registered number 33-3847234 (the "DR Holder").

each, a "Party" and together: the "Parties".

WHEREAS:

(A)	On 1 September 2025, the Company issued to the Foundation, among others, 1,363,027 ordinary shares, numbered 3,213,426 up to and including 4,576,452, each with a nominal value of EUR 0.01 (the "Shares"), pursuant to a notarial deed of issuance of shares (the "Deed of Issuance").

(B)	The aggregate subscription amount for the Shares was EUR 12,835,870.08 (rounded to two decimal points) (the "Share Subscription Amount"), which has been left outstanding, as a result of which the Foundation has a payment obligation to the Company in an amount equal to the Share Subscription Amount (the "Foundation Payment Obligation") and the Company has a receivable against the Foundation for the same amount (the "Company Receivable"). The Company and the Foundation agreed that the Company Receivable is due and payable as of the execution of the Deed of Issuance.

(C)	It is intended that the Foundation shall issue depositary receipts for each Share it holds in trust to the DR Holder (the "Depositary Receipts").

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(D)	The Foundation wishes to issue the Depositary Receipts to the DR Holder, who wishes to accept the Depositary Receipts, for a subscription price of EUR 9.4171796179813 per Depositary Receipt, resulting in an aggregate subscription price of EUR 12,835,870.08 (rounded to two decimal points) (the "Depositary Receipts Subscription Amount"). To calculate whether any payment in USD Coin satisfied the payment of the Depositary Receipts Subscription Amount, a USD Coin/USD exchange ratio of 1:1 and a USD Coin/EUR exchange ratio of 0.8557/1 will be determinative, whereby any amount funded in USD Coin expressed in EUR will be rounded down to the nearest integer which is a multiple of the subscription price. Any excess payment shall be deemed an additional payment on the Depositary Receipts. Such excess shall not be part of the Depositary Receipts Subscription Amount.

(E)	The Foundation and the DR Holder wish to agree on the method of satisfaction of the Company Receivable and payment of the Depositary Receipts Subscription Amount on the terms and subject to the conditions set forth in this private deed.

(F)	Pursuant to article 6.1 of the Company's articles of association, no meeting rights in respect of general meetings of the Company (as referred to in article 2:227 paragraph 2 BW) are attached to the Depositary Receipts.

(G)	The DR Holder intends to agree with the Foundation that the Foundation's articles of association (the "Articles of Association") (a copy of which are attached to this private deed) and the terms and conditions which apply to the Depositary Receipts (the "Terms and Conditions") (a copy of which are attached to this private deed) shall apply to the Depositary Receipts, and that the DR Holder shall be bound by their provisions.

The parties hereby declare and agree the following:

1	Definitions

The definitions used throughout this private deed shall have the same meaning as ascribed to them in the Terms and Conditions, unless this private deed explicitly states otherwise.

2	issue and acceptance of depositAry receipts

2.1.1	The Foundation hereby issues the Depositary Receipts to the DR Holder, which Depositary Receipts are to be numbered in accordance with the underlying Shares for which they are issued, under the obligation for the DR Holder to pay the Depositary Receipts Subscription Amount.

2.1.2	The DR Holder accepts the issue of the Depositary Receipts under the obligation to pay the Depositary Receipts Subscription Amount (the "DR Holder Payment Obligation").

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3	Payment of the Depositary receipts subscription amount

3.1	Payment

3.1.1	The DR Holder has paid the Depositary Receipts Subscription Amount in USD Coin to the Company. As a result of the execution of this Deed of Issuance, the DR Holder, the Foundation and the Company agree that the following payment obligations have been satisfied:

(a)	the DR Holder Payment Obligation; and

(b)	the Foundation Payment Obligation.

3.1.2	The Company Receivable will be deemed satisfied, and the Company grants full and final discharge to the Foundation for the payment of the Share Subscription Amount.

3.1.3	The Foundation grants full and final discharge to the DR Holder for the payment of the Depositary Receipts Subscription Amount.

4	acknowledgement

4.1	Acknowledgment of the Articles of Association and Terms and Conditions

The DR Holder hereby acknowledges to have read and agrees with the Foundation that it shall be bound by the provisions of:

(a)	the Articles of Association; and

(b)	the Terms and Conditions.

4.2	Considerations and authorisations

The DR Holder hereby explicitly acknowledges and agrees with the Foundation that it shall be bound by the provisions of article 9.1 (risks and considerations) of the Terms and Conditions, including the authorisations, indemnifications, risks and considerations set out therein.

5	Dissolution

5.1.1	Unless otherwise provided for in this private deed, all that has been agreed between the Parties prior to the execution of this private deed will remain in full effect, provided, however, that a condition subsequent relating to the subscription for the Depositary Receipts may no longer be invoked and a condition precedent relating to the subscription of the Depositary Receipts is deemed to have been fulfilled.

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5.1.2	The Parties waive any right to dissolve this agreement under article 6:265 Dutch Civil Code.

6	Counterparts

This private deed may be signed in counterparts and this has the same effect as if the signatures on the counterparts were on a single copy of this private deed.

7	Governing law

This private deed is governed by Dutch law. The Foundation and the DR Holder irrevocably agree that all disputes which may arise out of or in connection with this private deed, including disputes concerning the existence and validity thereof, shall be finally and exclusively resolved in accordance with article 11.1.2 of the Terms and Conditions.

[SIGNATURES TO FOLLOW ON THE NEXT PAGE]

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THIS PRIVATE DEED HAS BEEN SIGNED ON THE DATE STATED AT THE BEGINNING OF THIS PRIVATE DEED BY:

/s/ Khing Djien Oei

Stichting Administratiekantoor Treasury
By: Khing Djien Oei
Title: managing director

For the acknowledgement of issuance of depositary receipts and the agreement referred to in article 3.1.1

/s/ Khing Djien Oei

Treasury B.V.
By: Khing Djien Oei
Title: managing director

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THIS PRIVATE DEED HAS BEEN SIGNED ON THE DATE STATED AT THE BEGINNING OF THIS PRIVATE DEED BY:

/s/ Tyler Evans

Nakamoto Holding Inc.
By: Tyler Evans
Title: CEO

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ANNEX 1
Articles of Association

7/8

ANNEX 2
Terms and Conditions

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Exhibit 99.1

KindlyMD Subsidiary Nakamoto Makes First Investment in Foreign Publicly Listed Bitcoin Company with Netherlands-based Treasury

Treasury Intends to Reverse List on Euronext Amsterdam through Transaction with MKB Nedsense N.V.

Salt Lake City, UTAH – September 3, 2025 – KindlyMD, Inc. (NASDAQ: NAKA) (“KindlyMD”), a provider of integrated healthcare services and a Bitcoin treasury vehicle, today announced that its subsidiary, Nakamoto Holdings Inc. (“Nakamoto”), has made a minority investment in Treasury B.V. (“Treasury”), a Bitcoin treasury company based in the Netherlands. This transaction marks Nakamoto’s first investment, and its first in a foreign Bitcoin treasury company.

“From day one, we said we wanted Nakamoto to partner with, support and invest in companies around the globe that share our vision of Bitcoin at the center of the world’s financial ecosystem, as we also continue to execute on our strategy of buying Bitcoin and buying and operating Bitcoin-related businesses,” said David Bailey, Chairman and CEO of KindlyMD. “We believe that every market around the world needs access to Bitcoin. We’re excited to have Treasury as Nakamoto’s first investment, as Treasury is based in the Netherlands where the first formal stock market was started. Led by seasoned investor and founder Khing Oei, we expect Treasury and Khing to be great partners to further our vision.”

Founded and led by experienced traditional finance and crypto investor, Khing Oei, Treasury seeks to implement a Bitcoin treasury strategy within European capital markets by expanding access to Bitcoin across the region’s financial network. Treasury intends to publicly list on the Euronext Amsterdam exchange through a reverse listing with MKB Nedsense N.V. Treasury will also partner with BTC Media LLC, a subsidiary of BTC Inc. and affiliate of David Bailey, to grow the annual Bitcoin Amsterdam conference, which is the premier event for the Bitcoin community in Europe.

About KindlyMD

KindlyMD® is a patient-first and healthcare data company redefining value-based care and patient-centered medical services. Formed in 2019, KindlyMD leverages data analysis to deliver evidence-based, personalized solutions in order to reduce opioid use, improve health outcomes faster, and provide value based, algorithmic guidance on the use of alternative medicine in healthcare. In August 2025, KindlyMD completed its merger with Nakamoto Holdings Inc., a Bitcoin-native holding company. This strategic partnership formed a public Bitcoin treasury strategy that unites KindlyMD’s healthcare expertise with Nakamoto’s vision of integrating Bitcoin into global capital markets, creating a diversified entity focused on both healthcare innovation and Bitcoin treasury management.

Forward-Looking Statements

All statements, other than statements of historical fact, included in this press release that address activities, events or developments that that the Company expects, believes or anticipates will or may occur in the future are forward-looking statements, as defined under U.S. federal securities laws, related to the Company. Forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts and often include statements about our future operations, business strategies, plans, objectives, expectations, intentions, goals, projections, prospects, future events, or performance, as well as underlying assumptions. These statements-covering matters such as expectations, plans, strategic outlooks, financial projections, market conditions, regulatory environments, Bitcoin-related strategies, Bitcoin treasury management activities, and the Company’s anticipated holding of Bitcoin as part of its corporate treasury are inherently uncertain and involve numerous assumptions and risks.

Forward-looking terms used may include, but are not limited to, “estimate,” “project,” “predict,” “believe,” “expect,” “anticipate,” “potential,” “create,” “intend,” “could,” “would,” “may,” “plan,” “will,” “guidance,” “look,” “goal,” “future,” “build,” “focus,” “continue,” “strive,” “allow,” “seek,” “aim,” “target,” or the negative of such terms or other variations thereof and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements and similar expressions. However, the absence of these words does not mean that the statements are not forward-looking. These forward-looking statements include, but are not limited to, descriptions of the Company and its operations, strategies and plans, integration, debt levels and leverage ratio, capital expenditures, cash flows and anticipated uses thereof, including the purchase, custody, and potential sale or other use of Bitcoin, synergies, opportunities and anticipated future performance, including the management team and board of directors of the Company. These statements may also relate to broader macroeconomic trends, industry developments, technology adoption, competitive positioning, market expansion, product launches, research and development efforts, acquisitions or dispositions, legal or regulatory developments, and other initiatives that could affect our future business performance. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this communication. These include risks relating to Bitcoin market volatility, cybersecurity and custody of digital assets, potential changes in laws or accounting standards relating to cryptocurrency, and regulatory developments affecting Bitcoin or other digital assets, as well as the risk that changes in the Company’s capital structure and governance could have adverse effects on the market value of its securities; the ability of the Company to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers and on the Company operating results and business generally; the risk that the Company may be unable to reduce expenses or access financing or liquidity; the impact of any related economic downturn; the risk of changes in governmental regulations or enforcement practices; adverse impacts from geopolitical events, health crises, supply chain disruptions, changes to laws or accounting standards, cybersecurity threats or data breaches, intellectual property disputes, competitive pressures, or changes in consumer behavior; and other important factors that could cause actual results to differ materially from those projected. All such factors are difficult to predict and are beyond the Company’s control, including those detailed in the Company’s Annual Reports on Form 10-K, Quarterly Reports on Form 10- Q, Current Reports on Form 8-K, and such other documents of the Company filed, or to be filed, with the SEC that are or will be available on the Company’s website at www.kindlymd.com and on the website of the SEC at www.sec.gov. All forward-looking statements are based on assumptions that the Company believes to be reasonable but that may not prove to be accurate. Any forward-looking statement speaks only as of the date on which such statement is made, and the Company does not undertake any obligation to correct or update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by applicable law. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Nothing contained herein constitutes an offer to buy or sell securities of the Company or any other party, nor does it constitute a solicitation of any proxy or vote.

Contacts

Investor Relations:

Valter Pinto, Managing Director
KCSA Strategic Communications
(212) 896-1254
KindlyMD@KCSA.com

Media:

Carissa Felger / Sam Cohen
Gasthalter & Co.
(212) 257-4170
Nakamoto@gasthalter.com